Exhibit 4.13 (a)
DESCRIPTION OF COMMON SHARES
The following is a summary of the material terms of the common shares of Sachem Capital Corp. (“we,” “us,” or “our”) registered under Section 12 of the Securities Exchange Act of 1934, as amended. This summary is not complete and is qualified in its entirety by reference to our certificate of incorporation and our amended and restated bylaws, in each case as amended. These documents have previously been filed with the U.S. Securities and Exchange Commission and are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this summary is a part.
Authorized Common Shares
Pursuant to our certificate of incorporation, as amended, we are currently authorized to issue up to 200,000,000 common shares, par value $0.001 per share (“Common Shares”).
Subject to preferences that may apply to preferred shares outstanding at the time, the holders of outstanding Common Shares are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors may from time to time determine. Each shareholder is entitled to one vote for each common share held on all matters submitted to a vote of shareholders. Directors are elected by plurality vote. Therefore, the holders of a majority of the outstanding Common Shares voted can elect all the directors then standing for election. Holders of Common Shares are not entitled to preemptive rights and are not subject to conversion or, except in the case of a prohibited transfer, redemption. If we liquidate or dissolve or our business is otherwise wound up, the holders of Common Shares would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preferred shares. Each outstanding Common Share is, and all Common Shares outstanding upon completion of an offering of Common Shares will be, fully paid and nonassessable.
Authorized but Unissued Common Shares
New York law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of NYSE American LLC, which would apply for so long as our Common Shares are listed on the NYSE American LLC, require shareholder approval of certain issuances (other than a public offering) equal to or exceeding 20% of the then outstanding voting power or then outstanding Common Shares, as well as for certain issuances of shares of capital stock in compensatory transactions. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved Common Shares may be to enable our board of directors to sell Common Shares to persons friendly to current management, for such consideration, in form and amount, as is acceptable to the board, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive shareholders of opportunities to sell their Common Shares at prices higher than prevailing market prices.
Transfer Agent and Registrar
The transfer agent and registrar for our Common Shares is Computershare Trust Company, N. A. located at 150 Royall Street, Canton, Massachusetts 02021.
Listing
Our Common Shares are currently listed on the NYSE American under the symbol “SACH.”